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09057773

SECU[…] […]ISSION

Washington, D.C. 20549

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SEC FILE NUMBER
8-43429

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

REICH & TANG DISTRIBUTORS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 FIFTH AVENUE
(No. and Street)

NEW YORK	**NEW YORK**	**10020**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

RICHARD DeSANCTIS **(212) 830-5200**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 11 2009
THOMSON REUTERS

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS LLP
(Name – *if individual, state last, first, middle name*)

300 MADISON AVENUE	**NEW YORK**	**NEW YORK**	**10017**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
Section
FEB 24 2009
Washington, DC
111

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **RICHARD DeSANCTIS** , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **REICH & TANG DISTRIBUTORS, INC.**, as of **DECEMBER 31, 2008**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Notary Public

CATHERINE L. WORNOM
NOTARY PUBLIC, State of New York
No. 01WO5048858
Qualified in Kings County
Commission Expires September 5, ~~19~~ 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reich & Tang Distributors, Inc.

Statement of Financial Condition
December 31, 2008

Reich & Tang Distributors, Inc.
Index
December 31, 2008

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Reich & Tang Distributors, Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Reich & Tang Distributors, Inc.("the Company") at December 31, 2008 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

As disclosed in Note 3 to the financial statement, the Company has extensive transactions with Reich & Tang Asset Management, LLC. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among wholly unrelated parties.

PricewaterhouseCoopers LLP
February 19, 2009

Reich & Tang Distributors, Inc.
Statement of Financial Condition
December 31, 2008

Assets	
Cash and cash equivalents	$ 8,520,740
Receivables	
Distribution fees	2,026,284
Due from affiliate (Note 3)	973,432
Other assets	13,468
Total assets	$ 11,533,924
Liabilities and Stockholder's Equity	
Distribution assistance payable (Note 3)	$ 5,932,188
Accrued expenses payable	34,636
Total liabilities	5,966,824
Stockholder's equity	
Common stock, $.01 par value, authorized 1,000 shares, issued 100 shares	1
Additional paid-in capital	3,924,900
Retained earnings	1,642,199
Total stockholder's equity	5,567,100
Total liabilities and stockholder's equity	$ 11,533,924

The accompanying notes are an integral part of this financial statement.

1. Nature of Business and Significant Accounting Policies

Nature of Business

Reich & Tang Distributors, Inc. ("RTD" or the "Company") is wholly-owned by Reich & Tang Asset Management, LLC ("RTAM"). RTAM is wholly-owned by Natixis Global Asset Management, LP which in turn is wholly owned by Natixis Global Asset Management Corporation ("NGAM US Corp"). NGAM US Corp is indirectly owned by Natixis Global Asset Management ("NGAM").

Natixis, one of the largest financial services organizations in France, owns the controlling interest in NGAM. Caisse Nationale des Caisses d'Epargne and Banque Fédérale des Banques Populaires each own 35.5% of Natixis. The remaining 29% ownership is publicly owned, with shares listed on the Euronext exchange in Paris.

The Company is a regulated broker-dealer. RTD is focused on providing distribution services to investment funds sponsored by RTAM. As such, the Company operates under the provisions of paragraph (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. RTAM manages mutual funds that are sold through participating organizations and also provides discretionary management of equity and fixed income portfolios for institutions and individuals.

The Company prepares its financial statements in accordance with the accrual basis of accounting. A summary of the Company's significant accounting policies follows:

Cash Equivalents

Cash equivalents include investments in registered money market mutual funds managed by RTAM which are valued based on the net asset value of the fund.

Revenue Recognition

Distribution fees are recognized as services are rendered. Distribution fees are computed as a percentage of mutual fund assets under management.

Income Taxes

The Company is included in the consolidated federal income tax return filed by NGAM US Corp. The Company has an agreement with NGAM US Corp, whereby RTD will not pay any income tax provision to NGAM US Corp and will not receive any income tax benefit from NGAM US Corp. Accordingly, any tax provision/benefit is deemed a contribution/distribution and is recorded as additional paid-in capital in the stockholder's equity account to adjust for this agreement between RTD and NGAM US Corp.

Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Customer Transactions

The Company did not hold funds or securities for, or owe funds or securities to, any customers. The Company is exempt from the requirement to maintain a "Special Reserve Account for the Exclusive Benefit of Customers."

3. Transactions with Related Parties

The Company has an expense sharing agreement with RTAM, whereby RTAM has agreed to bear: (1) all distribution expenses of the Company paid to participating organizations in excess of the distribution fees and reimbursements received by the Company from the sponsored mutual funds described in Note 1; and (2) all indirect expenses allocated to the Company. At December 31, 2008, the Company has a related amount due from RTAM that is reflected as "Due from affiliate" in the accompanying statement of financial condition. In addition, RTAM acts as paying agent for the Company with respect to direct operating expenses.

4. Net Capital Requirements

The Company is subject to the net capital rule of the Securities and Exchange Commission. This rule prohibits a broker/dealer from engaging in securities transactions when its aggregate indebtedness exceeds 15 times its net capital as those terms are defined in the rule. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2008, the Company had net capital of $2,331,236 which was $1,933,448 in excess of its required net capital of $397,788. The Company's ratio of aggregate indebtedness to net capital was 2.56 to 1.

5. Commitments and Contingencies

The Company may enter into agreements that contain certain representations and warranties and which provide general indemnifications. The Company serves as a guarantor of such obligations. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against RTD that have not yet occurred. The Company expects any risk of liability associated with such guarantees to be remote.

6. New Accounting Pronouncements

On December 30, 2008, the Financial Accounting Standards Board ("FASB") once again deferred the effective date of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FAS Statement No. 109 ("FIN 48") for certain non-public entities. FIN 48 requires management to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement which could result in the Company recording a tax liability that would reduce stockholder's equity. FIN 48 must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to retained earnings. FIN 48 will be effective for annual periods beginning after December 15, 2008. The Company has elected to take advantage of this deferral and will continue to accrue for liabilities relating to uncertain tax positions only when such liabilities are probable and reasonably estimable.

7. Fair Value Measurement

The Company adopted Financial Accounting Standards No. 157, "Fair Value Measurements" ("FAS 157") on January 1, 2008. FAS 157 defines fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. FAS 157 establishes a framework for measuring fair value and a three level hierarchy for fair value measurements based on the transparency of inputs to the

valuation of an asset or liability. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset or liability. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's own assumptions about the assumptions that market participants would use in pricing the assets or liability developed based on the best information available in the circumstances. The Company's investment in its entirety is assigned a level based upon the inputs which are significant to the overall valuation. Various inputs may be used to determine the value of the Company's investments. These inputs are summarized in three broad levels.

Level 1 - quoted prices in active markets for identical securities

Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 - significant unobservable inputs (including the Company's own assumptions used to determine the fair value of investments)

The inputs and methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following table summarizes the inputs used to value the Company's investment in cash equivalents as of December 31, 2008:

Valuation Inputs	Cash Equivalents
Level 1 - Quoted Prices	$ -
Level 2 - Other Significant Observable Inputs	8,520,740
Level 3 - Significant Unobservable Inputs	-
	$ 8,520,740

END